

22003392

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-33854

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GWFS Equities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Seventh Floor - 8515 E. Orchard Rd.
(No. and Street)

Greenwood Village	CO	80111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Regina Mattie	(303) 737-0267	regina.mattie@empower.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche, LLP
(Name – if individual, state last, first, and middle name)

1601 Wewatta Street, Suite 400A	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

10/20/2003	ID 34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Regina Mattie, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GWFS Equities, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Treasurer

[signature]
Notary Public

Nancy K. Caster
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20034031067
MY COMMISSION EXPIRES APRIL 17, 2024

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GWFS Equities, Inc.

TABLE OF CONTENTS



Deloitte & Touche LLP

Suite 400
1601 Wewatta Street
Denver, CO 80202-3942
USA

Tel: 1 303 292 5400
Fax: 1 303 312 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
GWFS Equities, Inc.
8515 East Orchard Road
Greenwood Village, Colorado 80111

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GWFS Equities, Inc. (the "Company") (a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company) as of December 31, 2021, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter

The Company engages in various related-party transactions with affiliates under common control as discussed in Note 3 to the financial statements. The accompanying financial statements are not necessarily indicative of the conditions that would have existed or the results of operations that would prevail if the Company had been operated as an unaffiliated company.

Report on Supplemental Schedules

The supplemental schedules h, j, and m listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 25, 2022

We have served as the Company's auditor since 1985.

GWFS Equities, Inc.

(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)
Statement of Financial Condition
As of December 31, 2021

Assets		
Cash	$	23,327,991
Cash segregated under federal regulations		2,352,349
Fees receivable		51,459,088
Investment income due and accrued		10,219
Fixed maturity investments, at fair value (amortized cost $3,485,951)		3,606,413
Short-term investments		13,941,499
Due from affiliates		50,699
Other assets		129,905
Total assets		94,878,163
Liabilities and stockholder's equity		
Due to affiliates		78,917,946
Accounts payable and accrued expenses		2,351,845
Deferred income taxes, net		8,800
Total liabilities		81,278,591
Contingencies (see Note 7)		
Stockholder's equity:		
Common stock, no par value; 10,000 shares authorized; 4,000 shares issued and outstanding		2,200,000
Additional paid-in capital		11,947,471
Accumulated deficit		(547,899)
Total stockholder's equity		13,599,572
Total liabilities and stockholder's equity	$	94,878,163

See notes to financial statements.

GWFS Equities, Inc.

(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)
Statement of Operations
For the Year Ended December 31, 2021

Revenues:	
Administration fees	$ 357,774,100
Other income	864,209
Commission income	377,498
Investment income	75,705
Investment gains (losses), net	(86,001)
Total revenues	359,005,511
Expenses:	
Service level agreement expenses	353,115,797
General and administrative expenses	6,154,378
Total expenses	359,270,175
Loss before income taxes	(264,664)
Income tax benefit	(73,590)
Net loss	$ (191,074)

See notes to financial statements.

GWFS Equities, Inc.

(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

Statement of Stockholder's Equity

For the Year Ended December 31, 2021

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 2021	4,000	$ 2,200,000	$ 11,818,486	$ (356,825)	$ 13,661,661
Capital contribution			128,985		128,985
Net loss				(191,074)	(191,074)
Balance, December 31, 2021	4,000	$ 2,200,000	$ 11,947,471	$ (547,899)	$ 13,599,572

See notes to financial statements.

GWFS Equities, Inc.

(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flows from operating activities:		
Net loss	$	(191,074)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of premium on investments		70,748
Investment (gains) losses, net		86,001
Deferred income taxes		(19,206)
Changes in operating assets and liabilities:		
Fees receivable		(1,032,167)
Investment income due and accrued		4,579
Other assets		(2,246)
Accounts payable and accrued expenses		(2,070,328)
Due to/from affiliates		(6,506,340)
Net cash used in operating activities		(9,660,033)
Cash flows from investing activities:		
Proceeds from sales, maturities and redemptions of investments:		
Fixed maturities		1,607,910
Net change in short-term investments		(1,758,036)
Net cash used in investing activities		(150,126)
Cash flows from financing activities:		
Capital contribution		128,985
Net cash provided by financing activities		128,985
Net decrease in cash and restricted cash		(9,681,174)
Cash and restricted cash, beginning of year		35,361,514
Cash and restricted cash, end of year	$	25,680,340
Supplemental disclosure of cash flow information:		
Net cash received during the year for:		
Income taxes	$	203

See notes to financial statements.

1. Organization, Basis of Presentation and Significant Accounting Policies

Organization

GWFS Equities, Inc. (the "Company" or "GWFS") is a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company ("GWL&A"). GWL&A is a direct wholly-owned subsidiary of GWL&A Financial Inc. ("GWL&A Financial"), a holding company formed in 1998. GWL&A Financial is a direct wholly-owned subsidiary of Great-West Lifeco US LLC ("Lifeco U.S.") and an indirect wholly-owned subsidiary of Great-West Lifeco Inc. ("Lifeco"), a Canadian holding company. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company acts as a non-clearing broker-dealer and offers and sells mutual funds and variable annuities to its customers. The Company is also registered as a General Securities firm and acts as an introducing brokerage firm in the offer and sale of debt and equity securities, including municipal securities, which are cleared on a fully disclosed basis through a third party broker-dealer. The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Rule"), as the Company satisfies the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.

Basis of presentation

The financial statements include the accounts of the Company and are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Significant estimates include the valuation of investments in the absence of quoted market values and the valuation of deferred tax assets or liabilities. Actual results could differ from those estimates.

Impact of COVID-19 on significant judgments, estimates, and assumptions

The COVID-19 pandemic continues to cause material disruption to businesses globally, resulting in continued economic pressures. While rising vaccination rates have led governments in different regions to ease restrictions put in place, many factors continue to extend economic uncertainty, including but not limited to: the availability, adoption and uncertainty around the effectiveness of vaccines; the emergence of COVID-19 variants; and the extent and timing of related government and central bank actions. The Company has developed flexible strategies to manage the current environment and leverage opportunities for the future. The duration and impact of the COVID-19 pandemic continues to be unknown at this time. The results of the Company reflect management's judgments regarding the impact of prevailing market conditions.

Summary of significant accounting policies

Cash

Cash includes only amounts in demand deposit accounts.

Cash segregated under federal regulations

At December 31, 2021, the Company had on deposit $2,352,349 in accounts for the exclusive benefit of customers under the Rule.

Short-term investments

Short-term investments include securities purchased with investment intent and with remaining maturities, at the time of acquisition, of one year or less, and are carried at fair value which is approximated from amortized cost. They also include highly liquid money market securities that are traded in an active market and are carried at fair value.

Fixed maturity investments

The Company holds fixed maturity investments consisting of U.S. agency mortgage-backed securities which are carried at fair value with changes in fair value reported in investment gains (losses). Included in net investment gains (losses) are net unrealized losses of ($86,001) on fixed maturity investments still held at December 31, 2021. Premiums and discounts are recognized as a component of investment income using the effective interest method.

The recognition of income on certain investments is dependent upon market conditions, which may result in prepayments and changes in amounts to be earned. Prepayments on all mortgage-backed securities are monitored monthly and amortization of the premium and/or the accretion of the discount associated with the purchase of such securities are adjusted by such prepayments.

Fees receivable

Fees receivable include earned mutual fund service fees and fees for other asset-based financial services that were provided to individual and institutional clients by the Company on behalf of the funds. Fees are generally invoiced quarterly and due within 30 days. The Company had fee receivables of $51,459,088 and $50,426,921 as of December 31, 2021 and January 1, 2021, respectively. The Company records an allowance for expected lifetime credit losses in an amount that represents the portion of the receivable that the Company does not expect to be collected.

Fair value

Certain assets are recorded at fair value on the Company's statement of financial condition. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. The Company categorizes its assets measured at fair value on a recurring basis into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company's assets recorded at fair value on a recurring basis have been categorized based upon the following fair value hierarchy:

- Level 1 inputs utilize observable, quoted prices (unadjusted) in active markets for identical assets that the Company has the ability to access at the measurement date. Financial assets utilizing Level 1 inputs include certain money market funds.

- Level 2 inputs utilize other than quoted prices included in Level 1 that are observable for the asset, either directly or indirectly. Level 2 inputs include quoted prices for similar assets in active markets and inputs other than quoted prices that are observable for the asset, such as interest rates and yield curves that are observable at commonly quoted intervals. The fair values for some Level 2 securities are obtained from pricing services. The inputs used by the pricing services are reviewed at least quarterly or when the pricing vendor issues updates to its pricing methodology. For fixed maturity investments, inputs include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, evaluated bids, offers and reference data including market research publications. Additional inputs utilized for assets classified as Level 2 are:
    - U.S. Agency Pools - FINRA reported trades, To Be Announced ("TBA") prices and monthly payment information.
- Level 3 inputs are unobservable and include situations where there is little, if any, market activity for the asset.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset.

Overall, transfers between levels are attributable to a change in the observability of inputs. Assets are transferred to a lower level in the hierarchy when a significant input cannot be corroborated with market observable data. This may occur when market activity decreases and underlying inputs cannot be observed, current prices are not available, and/ or when there are significant variances in quoted prices, thereby affecting transparency. Assets are transferred to a higher level in the hierarchy when circumstances change such that a significant input can be corroborated with market observable data. This may be due to a significant increase in market activity including recent trades, a specific event, or one or more significant input(s) becoming observable.

Due to/from affiliates

Due to affiliates includes non-interest bearing amounts which are limited to proceeds of administration fees collected and due upon receipt of such fees. Due from affiliates represents non-interest bearing amounts which are due upon demand.

Administration fees

Administration fees are recognized when earned and include mutual fund service fees and fees for other asset-based financial services provided to clients by the Company on behalf of the funds. The Company earns mutual fund service fees for shareholder and administration services based upon the daily balances of client assets invested in the funds or participant counts. Administration fees may vary with changes in the balances of client assets due to market fluctuations or client activity.

Commission income

The Company recognizes commission income on a trade-date basis. Revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer.

Investment income

Interest income from fixed maturities and short-term investments is recognized when earned.

Investment gains (losses), net

Realized and unrealized investment gains and losses are reported as a component of revenues and are determined on a specific identification basis.

Income taxes

The Company is included in a consolidated income tax return filed by Lifeco U.S. ("US Consolidated Group"). Income taxes are recorded using an asset and liability approach that, among other provisions, requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences in amounts that have been recognized in the Company's financial statements and tax returns. In estimating future tax consequences, all expected future events (other than the enactments or changes in the tax laws or rules) are considered. A valuation allowance is provided to the extent that it is more likely than not that deferred tax assets will not be realized.

The Company accounts for income taxes on the modified separate return method on its separate company financial statements. Under this method, current and deferred tax expense or benefit is determined on a separate return basis but consideration is given to taxable income or losses from other members of the US Consolidated Group in evaluating the realizability of its deferred tax assets.

The method of settling income tax payables and receivables among the US Consolidated Group is subject to a written agreement ("Tax Sharing Agreement") approved by the Board of Directors, whereby settlement is made on a separate return basis (i.e. the amount that would be due to or from the jurisdiction had an actual separate company return been filed) except for the current utilization of any net operating losses and other tax attributes by members of the US Consolidated Group which can lead to receiving a payment when none would be received from the jurisdiction had a real separate company return been required. As such, the Company recognizes a current tax benefit to the extent that net operating losses off-set taxable income of affiliates. Losses that are not utilized create a deferred tax asset.

Segment information

The Company operates in the brokerage industry as a non-clearing broker for mutual funds and variable annuities and an introducing broker for debt and equity activities. These services support the retirement solutions and wealth management products distributed by affiliates including Empower Retirement, LLC ("Empower") and are subject to regulatory oversight by FINRA and SEC. Empower employees support the operations of the business, but are not specifically assigned to the Company. All significant operating decisions are based on analysis of the Company as a single business segment and accordingly, the Company has one reportable segment.

2. Application of Recent Accounting Pronouncements

Recently adopted accounting pronouncements

In December 2019, the FASB issued ASU No. 2019-12, *Income Taxes: Simplifying the Accounting for Income Taxes.* As part of the FASB's broader simplification initiative, ASU No. 2019-12 simplifies the accounting for income taxes by eliminating some exceptions to the general approach in Topic 740, *Income Taxes*. It also clarifies certain aspects of the existing guidance to promote more consistent application, among other things. The ASU is effective for fiscal years beginning after December 15, 2020. The adoption of this accounting pronouncement did not have a material effect on the Company's financial position or results of operations.

3. Related Party Transactions

The Company has a revolving credit facility agreement with GWL&A in the amount of $50 million to cover cash deficiencies due to the simultaneous sale and purchase of assets by plan participants. Either party may terminate this credit facility upon 30 days written notice. Interest accrues at a fixed per annum rate equal to the three month LIBOR on the date an advance is funded plus 35 basis points. At December 31, 2021, there were no borrowings or outstanding amounts related to this facility.

The Company provides trading and administrative services for certain affiliates and receives corporate support and administrative services from certain affiliates as outlined in the table below:

Description	Related Party	Year ended December 31, 2021	Statement of Operations Location
Provided shareholder and administration services. At December 31, 2021, the Company had an outstanding accounts receivable balance from Putnam for $3,642,181 included in fees receivable on the balance sheet.	Putnam Investments, LLC [1]	$ 14,640,679	Administration fees
Provided shareholder and administration services. At December 31, 2021, the Company had an outstanding accounts receivable balance from Great-West Funds for $783,740 included in fees receivable on the balance sheet.	Great-West Funds, Inc. [2]	$ 3,303,362	Administration fees
Provided trading services to certain underlying funds and/or mutual funds of and on behalf of its affiliates. Earned administration fees for shareholder services and administrative services provided to those underlying funds and/or mutual funds. Passed revenue through to affiliates net of certain general and administrative expenses incurred.	Empower Retirement, LLC [3] ("Empower")	$ 353,115,797	Service level agreement expenses

(1) A wholly-owned subsidiary of Lifeco U.S.
(2) An open-end management investment company, which is a related party of GWL&A
(3) A wholly-owned subsidiary of GWL&A

Additionally, in accordance with the administrative services agreement, Empower incurred $13,860,597 in general expenses on behalf of the Company, primarily related to salaries and benefits, investment expenses, and legal fees. These expenses were not allocated to the Company but were retained by Empower in accordance with the administrative services agreement.

The following table summarizes amounts due to affiliates:

Related party	Indebtedness	Due date	December 31, 2021
Empower Retirement, LLC	On account	Upon receipt	$ 55,667,979
GWL&A	On account	Upon receipt	21,380,514
GWNY	On account	Upon receipt	1,869,453
Total			$ 78,917,946

The following table summarizes amounts due from affiliates:

Related party	Indebtedness	Due date	December 31, 2021
Lifeco U.S.	On account	Upon demand	49,046
AAG	On account	Upon demand	1,653
Total			$ 50,699

Based on the relationships discussed above, the accompanying financial statements are not necessarily indicative of the conditions that would exist or the results of operations that would prevail if the Company were operated as an unaffiliated entity.

4. Fair Value Measurements

Recurring fair value measurements

The following table presents the Company's financial assets carried at fair value on a recurring basis by fair value hierarchy category:

	Assets measured at fair value on a recurring basis			
	December 31, 2021			
Assets	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Fixed maturities:				
U.S. agencies	$ —	$ 3,606,413	$ —	$ 3,606,413
Short-term investments	13,941,499	—	—	13,941,499
Total assets	$ 13,941,499	$ 3,606,413	$ —	$ 17,547,912

The methods and assumptions used to estimate the fair value of the Company's financial assets carried at fair value on a recurring basis are as follows:

Fixed maturity investments

The fair values for fixed maturity investments are generally based upon evaluated prices from independent pricing services. Fair value estimates are made at a specific point in time, based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty.

Short-term investments

The fair value of short-term investments, which consists of highly liquid money market securities, is based upon unadjusted quoted market prices.

5. Income Taxes

The benefit for income taxes is comprised of the following for the year ended December 31, 2021:

Current (benefit)	$	(54,384)
Deferred (benefit)		(19,206)
Total income tax (benefit)	$	(73,590)

The following table presents a reconciliation between the statutory federal income tax rate and the Company's effective federal income tax rate for the year ended December 31, 2021:

Statutory federal income tax rate	21.0 %
Income tax effect of:	
Other, net	4.4 %
State income taxes net of federal benefit	2.4 %
Effective federal income tax rate	27.8 %

Deferred income taxes represent the tax effect of the differences between the book and tax bases of assets and liabilities. The income tax effect of temporary differences, which give rise to the deferred tax assets and liabilities as of December 31, 2021 are as follows:

Deferred Taxes		Deferred tax asset		Deferred tax liability
Investments	$	—	$	25,507
Net operating loss carryforward		16,707		—
Total deferred taxes	$	16,707	$	25,507

The Company has net operating losses of $79,559 as of December 31, 2021, which management feels that it is more likely than not that these losses will be utilized. These losses will begin to expire in 2031.

The Company files income tax returns in the U.S. federal jurisdiction and various states. The parent's U.S. federal and state tax filings are subject to adjustment or examination by the relevant tax authorities for tax years ending December 31, 2007 and thereafter. The Company does not expect significant increases or decreases to unrecognized tax benefits relating to federal, state, or local audits.

Included in due from affiliates at December 31, 2021 is $49,046 of income taxes receivable from affiliates related to the consolidated income tax return filed by Lifeco U.S. and certain subsidiaries.

The Company does not have any foreign operations as of the period ending December 31, 2021 and therefore is not subject to the tax on Global Intangible Low-Taxed Income.

6. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") of the Securities and Exchange Commission. The Company computes net capital in accordance with the Alternative Standard as prescribed under Rule 15c3-1(a)(1)(ii). The Alternative Standard requires minimum net capital of $250,000 or 2% of aggregate debit items, whichever is greater. Rule 15c3-1 also prohibits withdrawals of equity or the payment of dividends if net capital would be less than 120% of the minimum requirement or if net capital would be less than 5% of aggregate debit items. At December 31, 2021, the Company had net capital of $12,616,467 which was $12,366,467 in excess of its required net capital of $250,000.

7. Contingencies

From time to time, the Company may be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Any such claims that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes in such matters may result in a material impact on the Company's financial position, results of operations, or cash flows.

8. Subsequent Events

Management has evaluated subsequent events through the date the financial statements were issued for potential recognition or disclosure in the Company's financial statements. No subsequent events have occurred requiring its recognition or disclosure in the Company's financial statements.

GWFS Equities, Inc.

(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2021

Net Capital	
Total stockholder's equity	$ 13,599,572
Deduct stockholder's equity not allowable for net capital	—
Total stockholder's equity qualified for net capital	13,599,572
Deduct non-allowable assets	(481,911)
Other deductions and/or charges	(40,000)
Net capital before haircuts on securities positions (tentative net capital)	13,077,661
Deduct haircuts on securities	(461,194)
Net Capital	$ 12,616,467
Alternate net capital requirement	
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Excess net capital	12,366,467
Net capital in excess of 120% of the minimum net capital requirement	$ 12,316,467

There were no material differences between the computation of net capital above as compared to amounts reported by GWFS Equities, Inc. in its unaudited Form X-17a-5 Part IIA as of December 31, 2021, filed with the Financial Industry Regulatory Authority, Inc. on January 24, 2022.

GWFS Equities, Inc.

(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)
Computation of Determination of Reserve Requirements for Brokers and
Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
As of December 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.

GWFS Equities, Inc.

(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)
Information Relating to the Possession or Control for Brokers and
Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
As of December 31, 2021

The Company is exempt from the possession or control requirements of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.